Exhibit 99.1

NEWS RELEASE
November 26th, 2012
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN DISCOVERS NEW HIGH GRADE AREA OUTSIDE RESOURCE SHELL,
HITS 134.20 METERS OF 4.1 G/T AUEQ (3.76 G/T AU, 18.1 G/T AG) ON MAIN IXTACA ZONE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce the discovery of a new volcanic hosted high-grade area along the trend of the Main Ixtaca Zone with holes TU-12-222, 224, 225 and 227, all drilled from the same pad. These holes were drilled on section 11+000E, outside of the resource shell, and located 50 meters northeast of the closest holes that will be part of Almaden’s maiden resource report. For the first time in the Ixtaca drill program visible gold has been identified in a high grade sample from hole TU-12-224.

J.D. Poliquin, Chairman of Almaden commented, “This new exciting high-grade discovery shows the continued expansion of the overall Ixtaca vein system and its potential for exceptional grades. We are excited to be working towards our maiden resource estimation, however, these new results from outside the resource area show that the resource has potential to grow significantly beyond its current edges. Since the discovery in 2010 of the Main Ixtaca Zone we have found the parallel Ixtaca North Zone, the perpendicular Northeast Extension (Chemalaco) Zone and widespread mineralisation in the volcanic units. All of these zones remain open and drilling is on-going to continue to expand the resource beyond the boundaries set for the maiden resource.”

Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-222                                           MAIN IXTACA ZONE, SECTION 11+000 E (AZIMUTH 150, DIP -70)
117.00 meters @ 2.50 g/t gold and 30.7 g/t silver (3.1 g/t gold equivalent)
Including                      75.00 meters @ 3.64 g/t gold and 45.1 g/t silver (4.5 g/t gold equivalent)
Includes                      11.10 meters @ 5.50 g/t gold and 60.1 g/t silver (6.7 g/t gold equivalent)
And                      17.50 meters @ 8.74 g/t gold and 110.2 g/t silver (10.9 g/t gold equivalent)
Includes 1.10 meters @ 117.50 g/t gold and 229.0 g/t silver (122.1 g/t gold equivalent)

Hole TU-12-224                                           MAIN IXTACA ZONE, SECTION 11+000 E (AZIMTH 150, DIP -40)
134.20 meters @ 3.76 g/t gold and 18.1 g/t silver (4.1 g/t gold equivalent)
Including                      10.40 meters @ 26.75 g/t gold and 50.4 g/t silver (27.8 g/t gold equivalent)
Includes 0.50 meters @ 470.00 g/t gold and 224.0 g/t silver (474.5 g/t gold equivalent)
And                      6.50 meters @ 4.52 g/t gold and 50.0 g/t silver (5.5 g/t gold equivalent)
And                      19.50 meters @ 4.32 g/t gold and 15.7 g/t silver (4.6 g/t gold equivalent)

Hole TU-12-225                                           MAIN IXTACA ZONE, SECTION 11+000 E (AZIMUTH 330, DIP -70)
94.50 meters @ 0.47 g/t gold and 4.8 g/t silver (0.6 g/t gold equivalent)
Including                      6.00 meters @ 0.83 g/t gold and 6.6 g/t silver (1.0 g/t gold equivalent)
And                      6.00 meters @ 1.11 g/t gold and 3.9 g/t silver (1.2 g/t gold equivalent)
And                      6.60 meters @ 1.10 g/t gold and 4.9 g/t silver (1.2 g/t gold equivalent)

Hole TU-12-227                                           MAIN IXTACA ZONE, SECTION 11+000 E (AZIMUTH 330, DIP -40)
126.50 meters @ 0.42 g/t gold and 26.3 g/t silver (1.0 g/t gold equivalent)
Including                      15.50 meters @ 0.54 g/t gold and 142.7 g/t silver (3.4 g/t gold equivalent)
8.70 meters @ 0.10 g/t gold and 111.4 g/t silver (2.3 g/t gold equivalent)
Including                      2.83 meters @ 0.14 g/t gold and 312.3 g/t silver (6.4 g/t gold equivalent)

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	SECTION
TU-12-222	32.00	149.00	117.00	2.50	30.7	3.1	156	11000E
including	64.00	139.00	75.00	3.64	45.1	4.5	227
including	84.50	95.60	11.10	5.50	60.1	6.7	335
including	121.50	139.00	17.50	8.74	110.2	10.9	547
including	123.50	124.60	1.10	117.50	229.0	122.1	6104
TU-12-224	62.80	197.00	134.20	3.76	18.1	4.1	206	11000E
including	103.00	113.40	10.40	26.75	50.4	27.8	1388
including	106.50	107.00	0.50	470.00	224.0	474.5	23724
including	129.00	135.50	6.50	4.52	50.0	5.5	276
including	153.50	173.00	19.50	4.32	15.7	4.6	232
TU-12-225	31.00	125.50	94.50	0.47	4.8	0.6	28	11000E
including	41.00	47.00	6.00	0.83	6.6	1.0	48
including	82.50	88.50	6.00	1.11	3.9	1.2	60
including	114.30	120.90	6.60	1.10	4.9	1.2	60
TU-12-227	42.00	168.50	126.50	0.42	26.3	1.0	48	11000E
including	127.00	142.50	15.50	0.54	142.7	3.4	170
TU-12-227	179.45	188.15	8.70	0.10	111.4	2.3	116
including	185.32	188.15	2.83	0.14	312.3	6.4	320

The Company currently has three drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map and section which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $35.6 MM as of July 4, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.